EXHIBIT 12.2
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2003	2004	2005	2006	2007	March 31, 2008
Fixed Charges:						
Interest	$ 48	$ 40	$ 50	$ 72	$ 72	$ 17
Interest portion of annual rentals	2	2	3	4	3	1
Total fixed charges	50	42	53	76	75	18
Preferred stock dividends (1)	2	2	2	2	2	1
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 52	$ 44	$ 55	$ 78	$ 77	$ 19
Earnings:						
Pretax income from continuing operations	$ 360	$ 387	$ 309	$ 397	$ 391	$ 97
Add: total fixed charges (from above)	50	42	53	76	75	18
Less: interest capitalized	-	-	-	1	1	-
Total earnings for purpose of ratio	$ 410	$ 429	$ 362	$ 472	$ 465	$ 115
Ratio of earnings to combined fixed charges and preferred stock dividends	7.88	9.75	6.58	6.05	6.04	6.05
Ratio of earnings to fixed charges	8.20	10.21	6.83	6.21	6.20	6.39

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.